UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

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ULTRAPAR HOLDINGS INC.

ITEM

1.	Market Announcement

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ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Ultrapar launches a digital payment business

São Paulo, July 29, 2020 – Ultrapar Participações S.A. (“Ultrapar”, B3: UGPA3 / NYSE: UGP) announces the launch of a business in the digital payment segment, focused on the existing relationship with its extensive client base.

The abastece aí app (Portuguese for “fill up here”) offers discounts since 2016 to the purchase of fuels and other products and services at Ipiranga service stations, Jet Oil units and ampm stores. From now on it will offer new features and act as a complete service platform, with digital payment accounts for each customer. The application will also offer discounts and cashback on a growing network of retail partners.

The cashback credits, in Reais, will be deposited in the client’s digital wallets and will be available to be used, at any time, either at a partner company or to be transferred to other participants of abastece aí. Customers will continue to accumulate and redeem points in the loyalty program KmV - Km de Vantagens (“KmV Program”), one of the largest and most recognized in the country.

As a result of this initiative, abastece aí and KmV Program cease to be part of Ipiranga Produtos de Petróleo S.A. and become part of a new independent company of the Ultra Group, which will operate under the brand abastece aí.

The management structure of this business combines executives from the market and from the Ultra Group. Jerônimo Santos, formerly Director of Marketing and Business Development at Ipiranga, assumes the position of Chief Executive Officer of the company, which will be headquartered in the city of São Paulo.

The company is born with a relevant scale. More than four million users carried out transactions through abastece aí, resulting in a total payment volume (“TPV”) of over R$ 4 billion in 2019. The KmV Program, on its turn, adds to the new business more than 33 million users, in addition to a network of more than 100 corporate partners. The operation is expected to double its TPV in the first 12 months, both from an increased number of products and services offered as well as the addition of new users.

André Pires de Oliveira Dias
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2020

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Market Announcement)